UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dassault Systemes

File No. 0-28578 - CF#21930

Dassault Systemes submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 04, 2008.

Based on representations by Dassault Systemes that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4(a).2	through April 04, 2018
Exhibit 4(a).3	through April 04, 2018
Exhibit 4(a).4	through April 04, 2018
Exhibit 4(a).5	through April 04, 2018
Exhibit 4(a).6	through April 04, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel